October 28, 2005

Joseph C. Winkler
Chief Executive Officer and President
Complete Production Services, Inc.
14450 JFK Blvd. Suite 400
Houston, Texas
77032


Re:	Complete Production Services, Inc.
		Registration Statement on Form S-1
      Filed September 30, 2005
	File No. 333-128750


Dear Mr. Winkler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

   	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where comments on a section also relate to disclosure in
another
section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. Update the document to provide the latest available
information.
For example, please update the information regarding the status of your application for listing on the New York Stock Exchange, as well as the information to which you refer in both footnotes 1 at pages
74
and 81.
3. Please provide information required by Regulation S-K that is currently omitted. For example, fill in blanks that appear on pages
6, 18, 21, 22, 72 and 92.  Refer to Rules 430 and 430A of
Regulation
C and Items 501 (b) (2) and (3) of Regulation S-K. We may have additional comments once we review new disclosure, including the artwork you reference following the cover page.
4. Provide the information required by Item 501(b)(2) and 501
(b)(3)
of Regulation S-K regarding the amount of shares offered and proposed price range. Please note that we will need time to review all new disclosure and all omitted exhibits including the opinion of counsel.
You will expedite the review process by providing all this information and all these documents promptly. We may have additional comments.
5. Monitor your need to update your financial statements, as required by Regulation S-X, Rule 3-12. In this regard, please ensure you revise your discussion of financial results for the updated periods presented in the prospectus.

Inside Front Cover Page

6. You are responsible for the accuracy and completeness of the disclosure that appears in your filings with the Commission. Expand the disclosure under "Cautionary Note" to make this explicitly clear.
However, the suggestion at page 97 that the reader "should not rely" on other information appears inappropriate. Please revise the second paragraph under "Where you can find more information" accordingly.

   Prospectus Summary, page 1
7. Provide us with objective support for subjective and
comparative
statements you make throughout your disclosure. This is not a complete list, but examples of assertions that require support or further clarification include the following:
* "[w]e are a "leading provider of specialized services and
products...";
* "[we] differentiate ourselves ...through our local
leadership...";
* "[w]e have an excellent position in markets such as ...";
* "[we] have a strong presence in most of the key North American resource plays we believe have the potential for long term growth";
and
* [w]e are ...deploying technical services, equipment and
expertise
that reduce our customers` capital requirements, lower their operating costs and increase their production in a safe and environmentally friendly manner. We believe these solutions distinguish us from our competitors..."
Unless you can provide objective supplemental support for
statements,
this type of language and terminology generally is not
appropriate.
Also provide support for the basis of the beliefs regarding how your
business is differentiated from that of your competitors.   We may
have further comments.

8. Revise to provide a balanced overview of your business. In this regard, we note that you make numerous statements about your business strategy and competitive strengths but you do not reference the challenges and material risks you face such as your operations` reliance principally on supporting gas drilling versus oil drilling or the risk you face due to exposure to competition from new entrants and established companies in your field. Briefly discuss in this section the more significant risks that may impact your operations and future plans.
9. You repeat much of this section in the Business section.
Revise
this section to summarize and highlight the principal aspects of your business and eliminate repetitive disclosure.

   Summary Combined Financial Data, page 7

10. We note your disclosure of "gross profit", which does not include depreciation and amortization. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to report a measure of gross profit excluding such amounts. Please revise your disclosure accordingly.

   Risk Factors, page 10
11. Many of your risk factors could apply to any company in your industry. To assist investors` understanding of the unique risks to which your business is exposed, please review your risk factor discussion and revise where necessary to tailor your discussion. Make clear how each identified risk impacts you specifically.

12. Provide captions that concisely identify the risk. Examples of captions for which the underlying risk is unclear include the last on page 11, the third on page 13 and the third and fourth on page 16. Also eliminate references such as "no guarantee," "no assurance" and
"not certain," instead stating the risk plainly and directly.

  Risks Related to our Business and our Industry, page 10

  "Our business depends on the oil and gas industry...", page 10
13. We note the disclosure in the last paragraph of the risk factor disclosure in which you indicate that your operations principally support gas versus oil drilling activities. If this constitutes a separate material risk, move it so that it appears under a new caption. In the new risk factor, state what percentage of your overall services and products relate to service of the gas versus the oil industry and the risk associated with such dependence, if material.

  "Our indebtedness could restrict..." page 13
14. Provide quantification if it helps put this risk in context. For example, we note that all of your bank debt is structured under floating rate terms. As you did on page 49, provide an example of how an increase in interest rates would impact your interest expense and reduce your operating cash flows.

  "We are subject to extensive and costly environmental laws...", page 14
15. We note the disclosure on pages 66-68 with respect to your exposure to environmental regulation. Expand your risk factor discussion to provide greater detail regarding such regulation. For example, identify the particular regulations that relate to the fluid handling aspect of your business, and make clear how you are potentially exposed to risk as a result of your operations in that segment. Further, provide a cross reference to the more detailed discussion of such regulations as disclosed in the business section of the prospectus.

  "Our U.S. operations in the Gulf of Mexico...," page 16
16. Please tailor the risk factor discussion to address the impact to your operations, if material, during the most recent hurricane season. If material, delineate the days your operations were affected and the dollar amount associated with the damage or loss caused by the hurricanes.

Use of Proceeds, page 21

17. We may have additional comments once you provide details regarding the intended uses and the amount of the proceeds to be used to repay affiliates.




Unaudited Pro Forma Combined Financial Data, page 24

Pro Forma Combined Statement of Operations, page 26

18. Expand your disclosure to address the nature of the $5,800 adjustment to selling, general and administrative expenses and explain why a corresponding adjustment has not been reflected in the pro forma combined statement of operations for the year ended December 31, 2004 on page 27.

19. We note the "(b)" label identifying the adjustments to
minority
interest expense in the column labeled "MI Acq.  Note 2" on pages
26
and 27. However, the purpose of the "(b)" label is unclear as these amounts appear to be disclosed in Note 2. Please remove the labels or clarify your disclosure.

   Notes to Unaudited Pro Forma Combined Financial Statements,
page
28

   Acquisitions of Minority Interest, page 28


20. Please expand your disclosure to clearly identify how the amounts included in the table at the bottom of page 28 reconcile to the amounts recorded as adjustments to the pro forma combined balance sheet in the column labeled "MI Acq. Note 2" on page 25.

21. Under paragraph 14 of SFAS 141, the acquisition of a minority interest should be accounted for under the purchase method. Based on your disclosure, it is unclear where you have allocated the purchase price among the interest acquired in the underlying assets and liabilities. Please expand your disclosure to clearly identify how you accounted for this acquisition of minority interests.

22. We note you have treated CES as the accounting acquirer of the minority interests as a result of the Combination. However, consistent with the guidance of SFAS 141, paragraph 14, we believe the acquisition of minority interest pro forma adjustments should also include the minority interests held in CES, as these minority shareholders participated in the exchange of shares as a result of the Combination. Please amend your pro forma combined financial statements and related notes to include the effect of the acquisition of the minority interest of CES under the purchase method.

Financing, page 29

23. Expand your disclosures in parts (a) through (e) to clearly identify the adjustments recorded in the pro forma combined statements of operations presented on pages 26 and 27 and how they reconcile to the amounts currently disclosed in Note 3. It may be helpful to provide information in tabular format to facilitate the presentation and underlying calculation of the amounts.

24. Part (b) of Note 3 appears to relate to the payment of the Dividend, as defined within the filing and discussed in the introduction to the pro forma combined financial statements on page
24. Please expand your disclosure in part (b) to identify this adjustment as the payment of the Dividend, if true.

25. Your disclosure in part (c) of Note 3 states the adjustment relates to interest expense for the senior secured financing and stockholder distribution. Please expand your disclosure and explain why a pro forma adjustment to interest expense relating to a stockholder distribution is necessary and appropriate.

26. We note you have recorded adjustments to tax expense, which appear to relate to part (c) of Note 3. Please expand your disclosure in part (c) to address the nature of these amounts and how they were determined.

27. We note you have recorded a pro forma adjustment to deferred income taxes, which appears to relate to part (d) of Note 3.
Please
expand your current disclosure to address the nature of this amount and how it was determined.

28. We also note adjustments to cash and retained earnings that appear to relate to part (d) of Note 3. It remains unclear why these line items would be affected based on the disclosure in part (d). Please expand your disclosure to address the nature of these amounts and how they were determined.

29. Please expand your disclosure in part (e) to clarify that adjustments to record transaction costs have been included in the pro forma combined balance sheet only. Adjustment to the pro forma combined statements of operations is not appropriate as the transaction costs are non-recurring.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Overview, page 33
30. If material, discuss here and in the Risk Factors sections risks associated with your practice of charging for services on a dayrate basis. Include in this section details regarding the other types of contracts you enter into with customers and the percentage breakdown of each type of contract, or explain why this information is not material.


   Critical Accounting Policies and Estimates, page 36

31. The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the
principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how
accurate
the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on
outcomes that are reasonably likely to occur and have a material effect.

      Please refer to FRC Section 501.14 for further guidance

   Liquidity and Capital Resources, page 44

32. We note that you explain your cash flows from operations by describing the items identified on the face of your statement of cash flows. Please enhance your discussion and analysis to address the material changes in the underlying drivers (e.g. cash receipts from service contracts and cash payments for increased labor costs to perform the services under these contracts). In addition, please discuss and analyze any known trends in your cash used from operations. Also identify and explain the impact of expected changes in service contract performance and product sales on the amount and timing of future cash flows. Refer to FRC 501.13.b.1 for further guidance.

33. You have not disclosed the existence and timing of commitments for future capital expenditures and other known reasonably likely cash requirements in future periods. For example, on page 47, you describe the construction of two drilling rigs to meet provide future drilling services under two new customer agreements but have not quantified or discussed the timing of these expenditures. Please expand your disclosure as appropriate. Refer to FRC Section 501.13 for further guidance.
34. Please revise your disclosure to clarify whether you will have sufficient capital to fund your operations for the next 12 months.
35. We note that the underwriters have granted an exception to the 180- day lock-up period referenced in the Underwriting section of the prospectus for, among other things, the issuance of shares in future acquisitions. Please inform us of the specific plans, if any, that you have to acquire future businesses within the 180 day period following the date of the prospectus. We may have further comments.
   Description of Our Indebtedness, page 45
36. On page 46, you disclose that the Credit Agreement contains "certain provisions requiring us to prepay certain amounts outstanding thereunder as a result of certain actions." Revise the disclosure to delineate the provisions that you are referencing so that you provide investors with an accurate and complete summary of the material terms of the agreement.
Business, page 52
	Environmental Matters, page 66
37. If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities.
   Management, page 69
38. Revise to clarify for each individual the times each office or title was held during the entire five year period, eliminating all gaps or ambiguities as to time. Also specify the various offices held during that period, rather than referring to a "number of" such positions.
   Certain Relationships and Related Party Transactions, page 79
39. Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm`s length negotiations with unaffiliated third parties. Also discuss how you intend to address future potential conflicts of interest, and state whether you have any policy regarding the terms of future transactions with your affiliates.
   Principal and Selling Stockholders, page 81

40. Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.




   Renouncement of Business Opportunities, page 85

41. Disclose whether you believe that the "renouncement" to which you refer is common practice, and provide us with other recent examples of this arrangement if you are aware of any. Explain in necessary detail whether you believe that it is consistent with protecting the interests of the company. Also address whether and how you believe this arrangement affects the fiduciary duties of board members under applicable state law. We may have additional comments. Underwriting, page 92
42. If the underwriters will engage in an electronic offer, sale or distribution of the shares, please describe their procedures to us.
43. Disclose whether your underwriters have any present intent or any understandings, explicit or otherwise, to release the lock-ups early.
If so, please disclose the factors to be considered in making such determination.
44. You indicate that you intend to conduct a "directed share program." Please indicate the number of common shares and percentage of shares being reserved for issuance pursuant to the directed share program. Further, provide us with any material you have sent or intend to send to these potential purchasers such as a "friends and family letter." Please inform us of when you first sent materials or intend to send materials to these potential purchasers. Inform us of whether the sale will be handled by you directly or by the underwriting syndicate. Explain to us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the
Securities Act and Rule 134.  We may have further comments.
45. Please inform us of the "other persons" affiliated with you who will be able to participate in the directed share program, as well as the nature of the affiliations.
46. You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response and update your disclosure. We may have further comments.



   Experts, page 96

47. We note the disclosure stating you have agreed to indemnify and hold KPMG harmless for any legal action relating to the inclusion of its audit reports in this filing. Please tell us how you have concluded that this arrangement has not impaired your auditor`s independence. For further guidance, please refer to Financial Reporting Policies - Section 600 - 602.02.f.i. "Indemnification by Client".

   Report of Independent Certified Public Accountants, page F-18

48. We note the audit opinions issued by Grant Thornton and KPMG as presented on pages F-18 and F-20, respectively, state the audits were performed in accordance with auditing standards generally accepted in the United States of America. These auditor`s reports should refer to the standards of the Public Company Accounting Oversight Board (United States). You may refer to the example 3 in the chart found in Section VI of the minutes to the SEC Regulations Committee meeting dated June 15, 2005, amended June 17, 2005 at http://www.aicpa.org/download/belt/2004_0615_highlights.pdf.
Please
have your auditors update their reports to appropriately reference the standards of the Public Accounting Oversight Board (United States), if their audits were performed in accordance with these standards.

Combined Statements of Operations (Loss), page F-22

49. Revise your disclosure to include the tax effects of each component of other comprehensive income. You may refer to paragraphs
24 and 25 of SFAS 130 for further guidance.

Combined Statements of Cash Flows, page F-24

50. We note you have reported a negative balance in 2002 of issuances of bank operating loans. Please tell us the nature of this amount and revise the title of this line item, if necessary. If this amount represents the net amount of issuances and repayments of bank operating loans, please also address in your response why you believe the presentation of net cash flows is appropriate under SFAS 95.

51. Tell us the nature of the amounts reported as "Additions to intangible assets" and why you believe its presentation and classification as an investing activity is appropriate.




   Notes to Combined Financial Statements, page F-25

52. We note several references throughout the filing incorrectly refer to the discussion of certain subsequent events in note 19.
Please amend your filing to correct these references to note 20, if correct.

   Significant accounting policies, page F-25

53. Please expand your disclosures to address your accounting for shipping and handling costs in accordance with EITF 00-10, if applicable.

   (c) Revenue recognition, page F-27

54. Please tell us in more detail how you account for the revenues and costs under your service contracts and cite the accounting literature you relied upon. In addition, explain what factors are taken into account when determining the progress of work under a specific contract involving upfront and lump sum payments. In your response, address how you account for changes in your estimate of work completed in future periods.
55. We understand from your disclosures on pages 37 and 47 of Management`s Discussion and Analysis that revenues under certain arrangements have been deferred until earned. Tell us where you have recorded the amounts of deferred revenue on your combined balance sheet and identify the amounts recorded as of June 30, 2005 and December 31, 2004 and 2003.

56. We note you defer the revenues and direct costs associated with the mobilization of rigs and other drilling equipment and recognize such amounts over the term of the related drilling contract, if such contract has been secured. Please expand your disclosure to differentiate the manner in which you recognize revenues and costs associated with mobilization and those related to your drilling activities. In addition, please quantify for us the revenues and costs associated with the mobilization of rigs and drilling equipment recognized in your statements of operations during the six-month period ended June 30, 2005 and the years ended December 31, 2004, 2003 and 2002 and the similar amounts deferred in your balance sheet as of June 30, 2005 and December 31, 2004 and 2003.

57. We also understand from disclosures in Management`s Discussion and Analysis that your contracts are both short and long-term in nature. Please summarize the amount of revenues, earned and unearned, subject to long-term and short-term contracts as of June 30, 2005 and December 31, 2004 and 2003.

58. We note your disclosures on page 16 of contractual arrangements with PEMEX that account for substantially all of the business performed in Mexico. Please expand your footnotes to discuss the nature and significant terms of this multi-year contract, if appropriate. If you believe disclosure of this contract in your financial statements is not significant, please support your conclusions and quantify the amounts of revenue and deferred revenue, if applicable, are subject to this contract.

   Business Combinations, page F-31

59. We note your disclosures regarding numerous acquisitions made by
Integrated Production Services, Inc., Complete Energy Services,
Inc.
and I.E. Miller Services, Inc. during the periods presented. Please tell us in detail how you determined the presentation of the financial statements of these acquired businesses is not required under Rule 3-05 of Regulation S-X and the guidance of Staff Accounting Bulletin Topic 1:J. In your response, please also address the recently acquired businesses disclosed in Note 20 and those businesses likely to be acquired. It may be helpful to provide the results of the significance tests performed in a tabular format, accompanied by a qualitative discussion of your conclusions.

   IPS 2002 Acquisition, page F-34


60. We note you acquired an interest in IPSL through two acquisitions, the first, in 2000 for a 44.8% equity interest and the second, in 2002 for the remaining 55.2% equity interest. Please tell us in more detail how you accounted for these two acquisitions and your interests in IPSL in the periods subsequent to each acquisition.
For example, you have stated that you transferred your interest in IPSL to Acquisition Co. in 2002 at cost; however, your disclosures also state the acquisition of IPSL has been accounted for using the purchase method with the allocation of the aggregate purchase price of $49,508 to assets and liabilities at fair values. Please explain to us in further detail and cite the accounting literature you relied upon. Additionally, in your response, please address whether the use of push-down accounting was required and applied.

   (h) Goodwill, page F-35

61. Please expand your disclosure to address the nature of the
$1,400
tax valuation adjustment to goodwill and why it was recorded in fiscal year 2003.

62. Expand your disclosure to include all information required by paragraph 45(c), including the last paragraph within paragraph 45 of
SFAS 142. We note you have included some information regarding balances of goodwill acquired on a segment basis within other portions of Note 3. Please ensure all information required to be disclosed under SFAS 142 is included in your footnotes.

   Intangible assets, page F-37

63. Expand your disclosures to include all information required to be disclosed under paragraphs 44 and 45 of SFAS 142.

   Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Shannon Buskirk at (202) 551-3717 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or
Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director



        cc:    via facsimile
           	Scott N. Wulfe, Esq.
            	Vinson & Elkins LLP
            	(713) 758-2246
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Mr. Winkler
Complete Production Services, Inc.
October 28, 2005
page 14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010